(Translation)



                                                               February 14, 2008

To Whom It May Concern:

                                     Company Name: TOYOTA MOTOR CORPORATION
                                     Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                     (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                     Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                     (Telephone Number: 0565-28-2121)



           Notice Concerning the Results of Acquisition of Own Shares
           ----------------------------------------------------------
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows in accordance with the resolution adopted at the 103rd
Ordinary General Shareholders' Meeting pursuant to Article 156 of the Corporation Act, as referred to in the notice of repurchase of shares made on February 5, 2008. This repurchase will complete the acquisition of TMC's own shares pursuant to a resolution adopted at the 103rd Ordinary General Shareholders' Meeting, which is one of the two acquisitions of TMC's own shares announced on February 5, 2008.



   (1)  Type of shares acquired                    Shares of common stock of TMC

   (2)  Aggregate number of shares acquired        10,000,000 shares

   (3)  Aggregate purchase price of shares         JPY 59,442,421,000

   (4)  Method of acquisition                      Purchased on the Tokyo Stock
                                                   Exchange through a trust bank

   (5)  Acquisition period                         From February 7, 2008 to
                                                   February 13, 2008



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[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

   o  Type of shares to be acquired                Shares of common stock of TMC

   o  Aggregate number of shares to be acquired    Up to 30,000,000 shares

   o  Aggregate purchase price of shares           Up to JPY 250,000,000,000


Shares acquired as of February 14, 2008

   o  Aggregate number of shares acquired          30,000,000 shares

   o  Aggregate purchase price of shares           JPY 187,974,795,000